AB 3/5/03

03013925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53208

RECEIVED FEB 28 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tanager Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Maplewood Avenue
(No. and Street)

Maplewood (City) New Jersey (State) 07040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Kegley (973) 313-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

111 Dunnell Road (Address) Maplewood (City) New Jersey (State) 07040 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James A. Kegley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tanager Capital Group LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public
ANNE K. EVERS
NOTARY PUBLIC OF NEW JERSEY
My Comm. Expires July 27, 2004

This report contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since date of the previous audit.

Tanager Capital Group LLC
Index to the Financial Statements
December 31, 2002

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
111 Dunnell Road • Maplewood, NJ 07040
Phone: 973-763-6363 • FAX: 973-763-4430
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Members of

Tanager Capital Group LLC

We have audited the accompanying statement of financial condition of Tanager Capital Group LLC as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Tanager Capital Group LLC at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Co

Maplewood, New Jersey
January 29, 2003

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
111 Dunnell Road • Maplewood, NJ 07040
Phone: 973-763-6363 • FAX: 973-763-4430
Website: www.rrbb.com • E-Mail: info@rrbb.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Members
of Tanager Capital Group LLC

In planning and performing our audit of the financial statements and additional information of Tanager Capital Group LLC ("the Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17-a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Co

Maplewood, New Jersey
January 29, 2003

Tanager Capital Group LLC
Statement of Financial Condition
December 31, 2002

Assets		
Current Assets		
Cash	$	587,202
Other current asset		234
Total current assets		587,436
Total Assets	$	587,436
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	67,670
Members' Equity		519,766
Total Liabilities and Members' Equity	$	587,436

See notes to the financial statements.

Tanager Capital Group LLC
Statement of Operations
For the Year Ended December 31, 2002

Revenues	$ 739,457
Expenses	
Salaries	572,142
Payroll taxes	38,419
Consulting	100,000
Professional fees	7,896
Research fees	85,353
Employee benefits	32,440
Marketing and promotion	2,225
Computer maintenance	3,750
Office	1,888
Telecommunications	6,945
Registration and license fees	1,399
Insurance	6,306
Conferences and seminars	450
Total expenses	859,213
Net Loss	$ (119,756)

See notes to the financial statements.

Tanager Capital Group LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2002

	Special Members	Regular Members	Total
Members' Equity - beginning	$ 539,522	$ -	$ 539,522
Members' contribution	100,000	-	100,000
Net Loss	(119,756)	-	(119,756)
Members' Equity - ending	$ 519,766	$ -	$ 519,766

See notes to the financial statements.

Tanager Capital Group LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows From Operating Activities	
Net loss	$ (119,756)
Changes in Assets and Liabilities	
Decrease in accounts receivable - related party	407,465
Increase in other current asset	(157)
Increase in accounts payable and accrued expenses	19,731
Net Cash Provided by Operating Activities	307,283
Cash Flows From Financing Activities	
Members' capital contributions	100,000
Net increase in cash	407,283
Cash - Beginning	179,919
Cash - Ending	$ 587,202

See notes to the financial statements.

Tanager Capital Group LLC
Notes to the Financial Statements
December 31, 2002

ORGANIZATION

Tanager Capital Group LLC (the "Company") is a limited liability company formed on March 1, 2001, under the laws of the State of New Jersey. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers.

NATURE OF OPERATIONS

The Company is primarily engaged in the business of providing investment banking and broker-dealer services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Equivalents

Cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company is formed as a limited liability company. As such, Federal and State income are taxed to the members. Accordingly, no provision for Federal or State income taxes has been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at an institution insured by the Federal Deposit Insurance Corporation up to $100,000. At times during the year, cash balances may exceed insured limits.

The Company received approximately 73% of its revenues from Halifax Fund, L.P. (Halifax), a related party, representing retainer fees.

RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement ("Agreement"), the Company will seek to identify investment opportunities for Halifax and upon request of Halifax, provide them with investment banking services. Additionally, Halifax shall pay placement fees to the Company for investments accepted by Halifax ("accepted deals"). These fees consist of a nonrefundable retainer plus 4% of amounts invested in accepted deals that are in excess of the annual target amount specified in the Agreement. In 2002, fees earned by the Company relating to the Agreement totaled $539,457, representing retainer fees.

During 2002, the Company received notification from Halifax terminating the Agreement effective September 30, 2002.

One of the Special Members, through a related entity, provides services to Halifax.

MEMBERS' EQUITY

The Limited Liability Company Operating Agreement for Tanager provides for two classes of members with varying rights, preferences, privileges, and obligations. Regular Members have voting rights and authority to manage the day-to-day operations of the Company. Special Members have no voting rights and do not participate in the management of the Company. However, unanimous consent of all the Members is required before any Regular Member may sell its membership interest.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b)(l). At December 31, 2002, the Company had net capital of $519,532 which was $419,532 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.13 to 1.

Tanager Capital Group LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Net Capital	
Members' equity	$ 519,766
Total members' equity qualified for net capital	519,766
Deductions	
Nonallowable asset	
Other current asset	234
Total nonallowable assets	234
Net capital before haircuts on securities positions	519,532
Haircuts on securities positions	-
Net capital	519,532
Aggregate Indebtedness	
Accounts payable and accrued expenses	67,670
Net Capital Requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 419,532
Ratio of aggregate indebtedness to net capital	0.13

There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2002.

Tanager Capital Group LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.